UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Metalpha Appoints OneStop Assurance PAC as its New Auditor

Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”) announced today the appointment of OneStop Assurance PAC as its independent registered public accounting firm, effective on April 3, 2024, in connection with the audit of the Company’s consolidated financial statements for the fiscal year ended March 31, 2024. OneStop Assurance PAC succeeds WWC, P.C., which previously was the independent registered accounting firm providing audit services to the Company. The change of the Company’s independent registered public accounting firm was made after a careful and thorough evaluation process and has been approved by Metalpha’s Audit Committee and the Board of Directors.

WWC, P.C.’s audit reports on the Company’s consolidated statements of financial position as of March 31, 2023 and 2022, and consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2023 along with related notes did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph in such reports regarding substantial doubt about the Company’s ability to continue as a going concern. During the fiscal years ended March 31, 2021, 2022 and 2023 and the subsequent interim period preceding April 4, 2024, there has been no disagreements between the Company and WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of WWC, P.C., would have caused it to make reference to the disagreements in its audit reports.

The Company requested that WWC, P.C. furnished the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of WWC, P.C.’s letter dated April 4, 2024 is attached to this Form 6-K as Exhibit 16.1. The Company also issued a press release relating to the foregoing, which is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from WWC, P.C., dated April 4, 2024
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Limin Liu
Name:	Limin Liu
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: April 4, 2024

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